EXHIBIT 99.1

Enthusiast Gaming Names Felicia DellaFortuna as Chief Financial Officer

Former CFO of BuzzFeed, Inc. Brings Strong Financial and Digital Media Expertise, Supports Profitable Growth Plans

LOS ANGELES, Nov. 13, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) today announced the appointment of Felicia DellaFortuna as Chief Financial Officer, effective November 14, 2023. Ms. DellaFortuna joins the Company from BuzzFeed, Inc., where she spent the last eight years, most recently serving as Chief Financial Officer since 2020. She succeeds Alex Macdonald, who will continue to serve with the Company in a strategic advisory role, focusing on strategic initiatives and facilitating a smooth transition as Ms. DellaFortuna assumes the duties of Chief Financial Officer.

DellaFortuna is an accomplished finance leader with a demonstrated track record of profitably scaling digital media companies, including most recently at BuzzFeed, Inc., where she led a recovery to reverse losses and drive diversified revenue growth, transitioning the organization to be one of the first publicly-traded pure play digital media businesses to achieve profitability. At BuzzFeed, DellaFortuna played key roles in developing strategies to monetize video and build brands, as well as diversifying revenue streams and driving synergies across business lines. She also spearheaded the organization’s corporate development which included the acquisitions of Complex Networks and HuffPost. Previously, DellaFortuna served in the finance organizations of Viant Inc. and Simon Fuller’s XIX Entertainment. She began her career at Ernst and Young in the Transaction Advisory Services group, has an accounting degree from Lehigh University, and is a CPA.

“This is a pivotal and exciting time for Enthusiast Gaming as we progress against our strategy to build the most scaled gaming communities in North America and deliver on our promise to achieve and expand profitability,” commented Nick Brien, Chief Executive Officer of Enthusiast Gaming. “We are transforming our company to leverage and expand the over 56 million gaming enthusiasts in the United States that visit our sites, games, and channels each month to play, learn, create, and connect, and we are doing this while relentlessly seeking out cost-efficiencies and consolidation across every area of the business. Felicia is a seasoned finance leader in digital media who will be a critical partner as we execute on our strategic and financial plan for profitable growth. Simultaneously, I want to thank Alex Macdonald for his years of service and dedication to Enthusiast Gaming. From day one, he has been instrumental in assembling the best collection of media and entertainment assets in the gaming industry and he will continue to be an asset to the business as he now shifts his focus towards strategic initiatives.”

“I am excited for the opportunity to partner with Nick and the Enthusiast Gaming leadership team,” DellaFortuna said. “Gaming is the next frontier for digital and Enthusiast Gaming is a powerful platform for gamers and brands. With that, I am looking forward to helping the Company drive profitable growth and capitalize on the market opportunity. I look forward to partnering with the gaming community and increasing the value of such a fun and exciting sector.”

“I am honored to have assembled the best collection of assets in the industry alongside my fellow Enthusiasts, which has uniquely positioned the Company for success," commented Macdonald. “Felicia’s deep digital media expertise will be a tremendous asset to help lead the Company through the next phase of profitable growth. She will be an integral part of the executive leadership team.”

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Contacts

Enthusiast Gaming – Nick Brien, CEO
Investors: FNK IR – Rob Fink & Matt Chesler, CFA, investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements in respect of the Company’s future financial performance and anticipated financial results.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.